CXAPP INC.

Four Palo Alto Square, Suite 200

3000 El Camino Real

Palo Alto, California 94306

September 27, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Charli Wilson

Matthew Derby

Division of Corporation Finance

Office of Technology

RE:	CXApp Inc. (the “Company”)

Registration Statement on Form S-1, originally filed on August 9, 2024

File No. 333-281452

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on September 25, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, September 27, 2024, at 4:30 p.m. Washington D.C. time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We hereby formally withdraw that prior request for acceleration.

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-281452) be accelerated to 4:30 p.m. Washington D.C. time on Monday, September 30, 2024, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Michael J. Mies of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-3130 and that such effectiveness also be confirmed in writing.

Very truly yours,

CXApp Inc.

By:	/s/ Khurram P. Sheikh
	Name:	Khurram P. Sheikh
	Title:	Chief Executive Officer

cc:	Michael J. Mies, Skadden, Arps, Slate, Meagher & Flom LLP